Exhibit 107

Calculation of Filing Fee Table

SCHEDULE TO

(Rule 14d-100)

PROVENTION BIO, INC.

(Name of Subject Company (Issuer))

ZEST ACQUISITION SUB, INC.

(Offeror)

A Wholly-Owned Indirect Subsidiary of

SANOFI

(Parent of Offeror)

(Name of Filing Persons (identifying status as offeror, issuer or other person))

Table 1 - Transaction Valuation

	Transaction Valuation*	Fee Rate	Amount of Filing Fee**

Fees to Be Paid	$3,017,198,225.00	0.00011020	$332,495.24

Fees Previously Paid	—		$0.00

Total Transaction Valuation	$3,017,198,225.00

Total Fees Due for Filing			$332,495.24

Total Fees Previously Paid			$0.00

Total Fee Offsets			—

Net Fee Due			$332,495.24

*

Estimated for purposes of calculating the filing fee only. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share, of Provention Bio, Inc. (the “Company”) at a purchase price of $25.00 per share, net to the seller in cash, without interest and subject to any withholding of taxes required by applicable legal requirements. Such shares consist of, as of 5:00 p.m., Eastern Time, on March 17, 2023 (the most recent practicable date): (i) 91,993,377 shares of common stock of the Company (“Company Common Stock”), calculated as 94,705,874 shares of Company Common Stock that are issued and outstanding less 2,712,497 shares of Company Common Stock owned by Sanofi, (ii) 18,786,877 options, representing the right to purchase (subject to the terms thereof) an aggregate of 18,786,877 shares of Company Common Stock and (iii) 9,907,675 warrants, representing the right to purchase (subject to the terms thereof) an aggregate of 9,907,675 shares of Company Common Stock.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2023, issued August 26, 2022 and effective on October 1, 2022, by multiplying the transaction valuation by 0.00011020.